July 31, 2013

Ms. Anu Dubey

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Forward Funds (the “Registrant”)
File Nos. 033-48940; 811-06722
Post-Effective Amendment No. 106 and Amendment No. 106

Dear Ms. Dubey:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 106 (“PEA 106”) to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 106 under the Investment Company Act of 1940 (the “1940 Act”).

PEA 106 is being filed pursuant to Rule 485(b) under the 1933 Act, and, as indicated on the facing sheet, will become effective immediately upon filing. PEA 106 is filed for purposes of updating and completing the Registrant’s disclosures in Post-Effective Amendment No. 104 (“PEA 104”) and Amendment No. 104 to the Registrant’s registration statement under the 1933 Act and the 1940 Act, respectively, filed on May 17, 2013 for the purposes of registering the Forward Dynamic Income Fund and Forward Select Income Opportunity Fund (each, a “Fund” and collectively, the “Funds”), each a new series of the Registrant.

PEA 106 reflects changes to the registration statement in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) to the undersigned and Palak Patel, each of ALPS Fund Services, Inc., on Friday, July 5, 2013, completes certain other information, and includes required exhibits. Filed as part of the registration statement are: (i) the prospectus for Investor Class and Institutional Class shares of the Funds; (ii) the prospectus for Class A, Class C and Advisor Class shares of the Funds; and (iii) the statement of additional information (“SAI”) for all share classes of the Funds. PEA 106 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

The paragraphs below are your comments of July 5, 2013 to PEA 104, followed by the Registrant’s responses. The comments apply to the Funds, unless otherwise stated. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus (Investor/Institutional Class and Class A, C and Advisor Class)

1)	Comment: The “Investment Objective” section for each Fund should be revised to state the Fund would seek “income” in light of the Fund’s name.

Response:    The Registrant believes each Fund’s investment objective is consistent with its name and notes that income is a component of the total return that each Fund seeks as part of its investment objective. The investment objective of the Forward Dynamic Income Fund is to seek “total return, with dividend and interest income being an important component of that return.” Similarly, the investment objective of the Forward Select Income Opportunity Fund is to seek “total return through current income and long-term capital appreciation.” Accordingly, no changes have been made in response to this comment.

2)	Comment: In the “Annual Fund Operating Expenses” table, the line item “Other Expenses” should align with the line item “Distribution (12b-1) Fees.” For the respective Fund, “Interest Expense on Borrowing,” “Interest Expense on Short Sales” and “Other Expenses” should be sub-captions of “Other Expenses.” The sub-caption “Other Expenses” should be renamed to describe the other expenses.

Response: The format of the “Annual Fund Operating Expenses” table is consistent with the format of the table for the other series of the Registrant, and the Registrant believes that the presentation of “Other Expenses” in the table is consistent with Instruction 3(c)(iii) to Item 3 of Form N-1A. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

3)	Comment: In footnote (2) to the “Annual Fund Operating Expenses” table, (i) confirm that any expense limitation or fee waiver will be filed as an Exhibit to Part C of the registration statement; (ii) per Instruction 3(c) to Item 3 of Form N-1A, disclose who can terminate the fee waiver, if anyone, and under what circumstances; and (iii) disclose the circumstances that the Investment Advisor has to recoup expenses it waived, if any.

Response: The Registrant confirms that the contractual expense limitation or fee waivers disclosed in the “Annual Fund Operating Expenses” tables will be filed as an Exhibit to Part C of the registration statement. The Registrant notes that the disclosure contained in footnotes to the “Annual Fund Operating Expenses” table accurately state that the Fund’s investment advisor (the “Advisor”) is “contractually obligated” (emphasis added) to waive a portion of its fees and reimburse other expenses until April 30, 2015. The Registrant believes that the inclusion of the phrase “contractually obligated” clearly indicates to shareholders that the waiver arrangement may not be terminated under any circumstances until April 30, 2015. In addition, consistent with previous Staff comments that information regarding the Advisor’s recoupment of expenses is neither required nor expressly permitted by Form N-1A to be included in a Fund’s Fund Summary section, the Registrant has not included this disclosure in the Summary section. Accordingly, no changes have been made in response to this comment.

4)	Comment: In the “Principal Investment Strategies” section for the Forward Dynamic Income Fund, it states that the Fund’s strategy “seeks to identify potential long and short investments.” Due to the short investments, confirm interest or dividend expenses on short sales are included in the “Annual Fund Operating Expenses” table.

Response: The Registrant confirms that the Fund’s interest or dividend expenses on short sales are not expected to exceed one basis point and, therefore, have not been included in the “Annual Fund Operating Expenses” table.

5)	Comment: In the “Principal Investment Strategies” section for the Forward Dynamic Income Fund, it states the Fund will have “significant investments in fixed income securities.” Disclose the maturity and credit quality policy for the fixed income securities.

Response: The fourth paragraph of the Fund’s “Principal Investment Strategies” section currently discloses that the Fund may hold a substantial portion of its assets in “fixed income securities of U.S. and non-U.S. issuers that are of any quality and of any maturity.”

6)	Comment: In the “Principal Investment Strategies” section for the Forward Dynamic Income Fund, it states the Fund utilizes “leveraged investment techniques.” Disclose in the “Principal Risks” section how this level of leverage can increase the volatility of the Fund.

Response: The discussion of Borrowing in the “Principal Risks” section currently contains disclosure regarding the risks of leveraging, including the increased volatility of the Fund and the exaggeration of the effect of any increase or decrease in the market price of securities in the Fund’s portfolio. In addition, the discussion of Derivatives in the “Principal Risks” section contains related disclosure.

7)	Comment: In the “Principal Investment Strategies” section for the Forward Dynamic Income Fund, it states the Fund utilizes “covered call writing to seek to generate additional income.” Covered call writing generates capital gain and not income. Please revise disclosure.

Response: The Registrant notes that the fees received by the Fund from writing covered calls may represent income to the Fund. In addition, the identified disclosure is intended to explain that covered call writing may produce gains that will ultimately result in shareholders receiving income through Fund distributions. In keeping with General Instruction C(1)(c) to Form N-1A, the Registrant has sought to avoid a lengthy legal and technical discussion about the tax characterization of certain types of gains in the Fund’s “Principal Investment Strategies” section. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

8)	Comment: In the “Principal Risks” section under Cash and Cash Equivalents for each Fund, it states a Fund may have a substantial portion of its assets in cash or cash equivalents. If this is a temporary defensive position, then move such disclosure to Item 9 rather than the summary section of the Prospectus.

Response: The Registrant confirms that each Fund’s investment of a substantial portion of its assets in cash or cash equivalents is not a temporary defensive position. Rather, such investments are a part of each Fund’s principal investment strategies.

9)	Comment: In the “Principal Investment Strategies” section for each Fund, it states the Fund may hold non-U.S. securities. Include the risk of foreign securities in the “Principal Risks” section.

Response: Comment accepted. The Registrant has included Foreign Securities as a principal risk for each Fund.

10)

Comment:    With respect to the derivatives disclosure included in the “Principal Risks” section for each Fund, please refer to the Staff’s July 30, 2010 letter to the Investment Companies disclosure that should be included in a mutual fund’s prospectus. In particular, please note that the disclosure should include a list of specific derivatives used rather than a standardized disclosure. The risk should include securities discussed in the investment strategies section.

Response: The Registrant has reviewed the noted disclosure in response to the Staff’s comment. The Registrant believes that the disclosure regarding each Fund’s derivatives is specific and outlines how such derivatives are expected to be used in connection with the Fund’s investment strategy. As such, the Registrant believes that the disclosure regarding each Fund’s use and strategy with respect to derivatives currently complies with the observations contained in the Staff’s letter to the Investment Company Institute.

11)	Comment: Government-Sponsored Enterprises, Growth Stocks and Mortgage-Related and Other Asset-Back Securities are included as principal risks for the Forward Dynamic Income Fund but are not referenced in the “Principal Investment Strategies” section. If these are principal risks, include as a type of investment strategy.

Response: Government-Sponsored Enterprises, Growth Stocks and Mortgage-Related and Other Asset-Back Securities are not principal risks of the Fund, and the Registrant has revised the disclosure accordingly.

12)	Comment: The “Portfolio Turnover” risk for each Fund states, “The Fund is generally expected to engage in frequent and active trading of portfolio securities to achieve its investment objective.” Frequent trading is considered a strategy and, therefore, the sentence should be moved to the investment strategy. In addition, is the high portfolio turnover rate the result of the dividend capture strategy? If so, disclose in the investment strategy.

Response: Portfolio Turnover is disclosed as a principal risk for the Funds because their investment strategies may result in a Fund engaging in frequent and active trading of portfolio securities. Although a Fund may engage in frequent and active trading of portfolio securities in the pursuit of its investment strategies, such trading is not an investment strategy of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the “Principal Investment Strategies” section in response to this comment.

13)	Comment: Securities Issued by Other Investment Companies is listed as a principal risk for the Funds; however, each Fund’s investment strategy only references exchange-traded funds (ETFs). Please revise each investment strategy to include other investment companies or revise the Securities Issued by Other Investment Companies risk to discuss ETFs.

Response: ETFs are a type of investment company, and the Securities Issued by Other Investment Companies risk, as currently drafted, discloses the risks applicable to investments in ETFs. Additionally, the additional disclosure regarding Securities Issued by Other Investment Companies in the “Security Types of the Funds” section notes that ETFs are a type of investment company. Accordingly, no changes have been made in response to this comment.

14)

Comment:    The first sentence of the “Principal Investment Strategies” section for the Forward Select Income Opportunity Fund states, “The Fund invests in a portfolio of equity, fixed income, and hybrid securities that Forward Management, LLC (the

“Advisor”) believes offer opportunities for total return, consisting of both income and capital appreciation.” In light of the Fund’s name, the sentence should be revised to state, “The Fund invests in a portfolio of equity, fixed income, and hybrid securities that Forward Management, LLC (the “Advisor”) believes offer opportunities for total income, consisting of both income and capital appreciation.”

Response: The Registrant notes that the Fund’s investment objective is to seek “total return through current income and long-term capital appreciation,” and the Fund’s “Principal Investment Strategies” section includes disclosure about how the Fund seeks to achieve its objective. As with the Fund’s investment objective discussed in response to comment 1 above, the Registrant believes that the Fund’s strategies are consistent with its name. Accordingly, no changes have been made in response to this comment.

15)	Comment: In the “Principal Investment Strategies” section for the Forward Select Income Opportunity Fund, it states that the Fund may invest in hybrid securities. Provide examples of hybrid securities.

Response: The discussion of Hybrid Securities in the “Security Types of the Funds” section currently discloses examples of hybrid securities, including trust preferred securities and contingent capital securities. The Registrant believes the disclosure of these examples in the “Principal Investment Strategies” may cause incorrect expectations regarding the Fund’s investments. Accordingly, no changes have been made in response to this comment.

16)	Comment: In the “Principal Investment Strategies” section for the Forward Select Income Opportunity Fund it states bank debt includes bank loans and participations. The Staff’s position for bank loans for purposes of looking at issuers with regards to loan participation is that both the financial intermediary and the ultimate borrower are considered issuers. Please disclose in the Fund’s concentration policy in the SAI. Refer to the No-Action Letter for Pilgrim Prime Rate Trust dated June 29, 1989 for further guidance.

Response: The Registrant is aware of the Staff’s position in the Pilgrim Prime Rate Trust no-action letter. However, the Fund does not have a policy to concentrate its investments in an industry or group of industries and, therefore, does not believe that it is necessary to describe the Fund’s concentration policy in further detail.

17)	Comment: Mortgage-Related and Other Asset-Backed Securities, Repurchase Agreements and Value Stocks are included as principal risks of the Forward Select Income Opportunity Fund but are not referenced in the “Principal Investment Strategies” section. If these are principal risks, include as a security type in the investment strategy.

Response: Mortgage-Related and Other Asset-Backed Securities and Repurchase Agreements are not principal risks of the Fund, and the Registrant has revised the disclosure accordingly. The Registrant notes that the first paragraph of the “Principal Investment Strategies” section currently states that “the Advisor pursues a value-oriented philosophy” when considering investments. The Registrant believes that such disclosure is consistent with including Value Stocks as a principal risk of the Fund.

18)	Comment: In the “Principal Investment Strategies” section for the Forward Select Income Opportunity Fund it states the Fund may “purchase restricted securities or securities which are deemed to be not readily marketable.” Add disclosure that the Fund may only purchase 15% of its assets in illiquid securities.

Response: The discussion of Illiquid Securities in the “Security Types of the Funds” section currently discloses that a Fund “may invest up to 15% of its net assets in illiquid securities.” Accordingly, no changes have been made in response to this comment.

19)	Comment: The Forward Select Income Opportunity Fund engages in short sales. If the Fund incurs interest or dividend expenses on short sales, include in the “Annual Fund Operating Expenses” table a line item for “Interest Expense on Short Sales.”

Response: The Registrant notes that the Fund’s “Annual Fund Operating Expenses” table currently reflects interest expense on short sales. Furthermore, the Registrant confirms that a Fund engaging in short sales will reflect applicable interest or dividend expenses on short sales in its “Annual Fund Operating Expenses” table.

20)	Comment: With respect to the Forward Select Income Opportunity Fund, the “Investment Advisor/Portfolio Manager” section states that “The Fund is team managed, all investment decisions are made jointly by the team,” and that “Mr. Beam has primary responsibility for the day-to-day management of Fund.” Please clarify if the Fund is team managed because the two sentences are inconsistent.

Response: The Registrant does not believe that the statements are inconsistent. The Fund is team managed and, although all investment decisions are made by the team, Mr. Beam leads the portfolio management team and has primary responsibility for day-to-day portfolio management decisions.

21)	Comment: Under the section “Security Types of the Funds,” per Item 9(a) and 9(b) of Form N-1A, restate each Fund’s investment objective and how the Fund intends to achieve its objective. Also disclose whether the investment objective is a fundamental policy. If it’s not a fundamental policy, then state whether shareholders are notified of the change in policy and how much notice is provided.

Response: The Registrant notes that each Fund’s investment objective is stated in the “Investment Objective” section of the respective Fund’s Fund Summary section as required by Item 2 of Form N-1A. In addition, the Registrant discusses how each Fund intends to achieve its objective in the “Principal Investment Strategies” section of the respective Fund’s Fund Summary per Item 4 of Form N-1A. Section 3(a) of General Instruction C to Form N-1A provides that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” As such, the Registrant respectfully declines to restate each Fund’s investment objective and how each Fund intends to achieve its objective in the “Security Types of the Funds” section.

Additionally, the discussion of Changes of Investment Objectives and Investment Policies in the “Additional Investment Strategies and Risks” section currently contains disclosure stating that the “investment objectives of the Funds are non-fundamental and may be changed by the Board of Trustees without a vote of the holders of the outstanding shares of the Shareholders of these Funds and without prior shareholder notice.” Accordingly, no changes have been made in response to this comment.

22)	Comment: In the “Security Types of the Funds” section, confirm all security types listed are principal investments. If the security types are principal investments, not all security types are listed in the Fund Summary sections. To the extent the section includes both principal and non-principal security types, please revise the disclosure to clearly differentiate between the two categories.

Response: In many cases, the securities listed in the Security Types of the Funds section are specific types of securities included within the categories of securities described in the Fund’s Principal Investment Strategies section. The Registrant believes that this approach is consistent with Form N-1A’s “layered” approach to disclosure. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

23)	Comment: Remove reference to the Forward U.S. Government Money Fund from the “Illiquid Securities” type under the section “Security Types of the Funds.”

Response: Comment accepted. The Registrant has removed the reference to the Forward U.S. Government Money Fund from the discussion of Illiquid Securities in the “Security Types of the Funds” section.

24)	Comment: Clarify what is meant by “limited consensus” in the third sentence of the Derivatives disclosure under the section “Discussion of Principal and Non-Principal Risks.”

Response: The Registrant has deleted this sentence.

25)	Comment: Neither Fund invests in infrastructure-related entities. Remove Infrastructure-Related Investment as a risk under the section “Discussion of Principal and Non-Principal Risks.”

Response: In addition to the Fund’s principal risks, which are identified in the Fund’s Fund Summary section, the Fund may be subject to additional non-principal risks. The non-principal risks applicable to the Fund are identified in a table at the beginning of the “Discussion of Principal and Non-Principal Risks” section. Disclosure about infrastructure-related entities is included in that section because it is a non-principal risk of each Fund.

26)	Comment: Under the “Management of the Funds” section, it states that the Forward Select Income Opportunity Fund is team managed and all investment decisions are made jointly by the team. It also states Mr. Beam has primary responsibility for the day-to-day management of Fund. Please clarify if the Fund is team managed because the two sentences are inconsistent.

Response: As noted in the response to comment 20 above, the Registrant does not believe that the statements are inconsistent. The Fund is team managed and, although all investment decisions are made by the team, Mr. Beam leads the portfolio management team and has primary responsibility for day-to-day portfolio management decisions.

27)	Comment: In the first sentence of the second paragraph of the “Valuation of Shares” section, remove “usually” from the sentence “The NAV per share of a Fund (and each class of shares) is usually determined . . . .”

Response: Absent certain limited exceptions, such as when permitted by the SEC for the protection of investors, the Funds will determine their net asset value as described in this section. The use of the word “usually” is intended to inform investors that there may be certain limited circumstances under which a Fund’s NAV will be determined in a manner other than that described. Accordingly, no changes have been made in response to this comment.

28)	Comment: In the last paragraph of the “Purchasing Shares” section, it states that depending on the terms of an account, account fees for services provided may be charged. If fees are charged by the Fund, then disclose the fee in the “Fees and Expenses” table.

Response: The identified disclosure refers to fees that may be charged by a shareholder’s service provider, which are not fees charged by the Funds. The Registrant has made revisions to clarify this disclosure.

29)	Comment: Under the “Purchasing Shares – Pricing of Funds Shares” section, it states that “If the financial intermediary fails to transmit your order properly, your right to that Business Day’s closing price must be settled between the financial intermediary and you.” It is the Staff’s position that since the financial intermediary entered into an agreement with the Fund, then it’s the Fund’s responsibility to ensure the shareholder receives the closing price. Please refer to Investment Company Act Release 5569 (“IC-5569”) and Schwab & Co. Inc.’s No-Action Letter dated June 7, 1997 for further guidance.

Response: The guidance identified in the Staff’s comment permits investors who purchase Fund shares through a financial intermediary to receive the next closing price after their purchase order was received by the intermediary, even if the purchase order is not received by the Fund until after that day’s closing price is determined. The guidance does not, however, make a Fund responsible for errors that are solely the fault of the intermediary and result in the Fund not receiving a purchase order. Instead, the guidance provides that the intermediary is responsible for transmitting orders to the Fund, and IC-5569 states that “[i]t is the responsibility of the retail dealer to establish procedures which would assure that upon his receipt of a customer’s order it will be transmitted so that it will be received by the underwriter . .. . “ (emphasis added). Accordingly, the Registrant believes that the current disclosure is consistent with the guidance identified by the Staff.

30)	Comment: In the first sentence of the first paragraph of the “Redeeming Shares” section, remove “normally” from the sentence “You may normally redeem your . . . .”

Response: Absent certain limited exceptions, such as when permitted by the SEC for the protection of investors, the Funds will redeem shares as described in this section. The use of the word “normally” is intended to inform investors that there may be certain limited circumstances under which redemption of a Fund’s shares may be suspended or will be achieved in a manner other than that described. Accordingly, no changes have been made in response to this comment.

31)	Comment: The $30.00 wire transfer fee for redemptions should be disclosed in the “Shareholder Fees” section since a wire fee is considered an account fee.

Response: The $30.00 wire transfer fee applies only when a shareholder elects to receive a redemption payment via wire transfer. As described in the prospectus, shareholders who elect to receive redemption proceeds via other payment methods, including by check, do not incur a fee. Accordingly, the fee for wire transfers is a fee that will apply only to certain shareholders at their election and disclosure regarding the wire transfer fee is therefore not included in the “Shareholder Fees” table in accordance with Instruction 2(d) to Item 3 of Form N-1A.

32)	Comment: Under the section “Policies Concerning Frequent Purchases and Redemptions,” confirm the Board of Trustees has adopted policies regarding frequent purchases and redemptions in accordance with Item 11(e)(2) of Form N-1A. If the Board had not adopted policies provide disclosure in accordance with 11(e)(3) of Form N-1A.

Response: The Board of Trustees has adopted policies regarding frequent purchases and redemptions. These policies are described in the “Policies Concerning Frequent Purchases and Redemptions” section.

33)	Comment: The S&P 500 Index is listed in the “Appendix – Description of Market Indices.” Please explain why the Index is listed.

Response: The investment objective of the Forward Dynamic Income Fund is to seek “total return, with dividend and interest income being an important component of that return, while exhibiting less downside volatility than the S&P 500 Index.” As a result, the Registrant believes that including a description of the S&P 500 Index is useful to investors.

34)	Comment: In accordance with Item 1(b) of Form N-1A, add information on the back cover page for how shareholders may request other information about the Fund.

Response: The Registrant notes that the back cover page currently indentifies the specific documents that contain additional information about the Funds, including the SAI and the annual and semi-annual reports, and how shareholders may request and obtain these documents, including by written request, telephone or the Internet. The Registrant believes that the back cover page is consistent with the requirements of Item 1(b) of Form N-1A.

Statement of Additional Information

35)	Comment: In accordance with Item 17(c) of Form N-1A, include the compensation of each of the three highest paid officers or any affiliated person of the Fund who received aggregate compensation from the Fund for the most recently completed fiscal year exceeding $60,000.

Response: None of the Trust’s officers are compensated by the Trust. Furthermore, no officer or affiliated person of the Trust received aggregate compensation from the Fund for the most recently completed fiscal year exceeding $60,000. Although the Trust does not compensate the Trust’s Chief Compliance Officer directly, the Trust has agreed to pay the Advisor a fee for providing an officer of the Advisor to serve as the Trust’s Chief Compliance Officer. This fact is disclosed in the “Investment Advisory and Other Services—Other Service Providers” section of the SAI.

36)	Comment: Under the “Administrative Services and Transfer Agent” section on page 16, remove reference to the Allocation Funds since these Funds are not covered under the SAI.

Response: Comment accepted. The Registrant has removed the reference to the Allocation Funds from the discussion in the “Administrative Services and Transfer Agent” section.

37)	Comment: Under the “Additional Investment Techniques and Risks – Infrastructure Investments” section, remove the reference to the Forward Global Infrastructure Fund.

Response: Comment accepted. The Registrant has removed the reference to the Forward Global Infrastructure Fund from the discussion in the “Additional Investment Techniques and Risks – Infrastructure Investments” section.

General:

38)	Comment: The cover letter states the effective date of the Registrant’s registration statement is August 1, 2013. The N-1A cover page indicates the effective date is 75 days from the initial registration statement filing of May 17, 2013, in which the effective date would be July 31, 2013. Please confirm the effective date of the registration statement is July 31, 2013.

Response: The Registrant confirms that the effective date of the registration statement is July 31, 2013.

39)	Comment: Please contact the Staff if the Registrant does not understand any of the comments to the registration statement given by the Staff.

Response: The Registrant believes that it understands all of the comments to the registration statement given by the Staff and has included responses to such comments above.

* * *

No fees are required in connection with this filing. Please feel free to contact the undersigned at 720.917.0602 should you have any questions.

Sincerely,

/s/ Erin D. Nelson
Erin D. Nelson, Esq.

cc:	Judith M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds
Douglas P. Dick, Partner, Dechert LLP
Matthew Curtin, Dechert LLP